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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Magic Software Unveils ‘iBOLT RFID Process Ready” Initiative

at RFID World Expo in Dallas, Texas

Dallas, Texas (March 1st, 2005) Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today at RFID World Expo, (March 1-3, Dallas, Texas), the introduction of its “iBOLT RFID Process Ready” initiative. With this new initiative, Magic Software will further its awareness of Radio Frequency Identification (RFID) solutions from a variety of vendors that can be seamlessly integrated into existing and new business processes using its iBOLT Integration Suite, the company’s BPEL4WS compliant business process integration solution.

RFID enhances business decision-making, improves production management, sharpens inventory tracking and data collection, and accelerates customer service response times. With today’s virtual explosion in data and data entry points created by RFID technology, IT departments face the challenge of integrating their processes. The “iBOLT RFID Process Ready” logo assures customers that an easy path to integration with existing systems and business processes is supported with little or no programming required.

The iBOLT Integration Suite supports user level configuration of processes by business analysts and architects. Vendors participating in the “iBOLT RFID Process Ready” program are provided with a full copy of the iBOLT Integration Suite and are given access to RFID component consulting and training.

Magic Software Enterprises will be demonstrating the iBOLT Integration Suite at RFID World Booth #333, March 1-3, 2005 at the Gaylord Texan Resort in Dallas, Texas. In addition, Magic Software Enterprises offers several online seminars detailing the benefits of RFID process integration solutions. For details, visit the website at http://www.magicsoftware.com/webinars.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: March 1, 2005